United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention:  Mr. Larry Spirgel

October 6, 2014

Via EDGAR

Re:

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 30, 2014

File No. 01-14712

Dear Mr. Spirgel:

We refer to your letter dated September 17, 2014 and your request for a response within 10 business days to comments contained in the letter.  In order to respond, we hereby request an extension until October 17, 2014.

Sincerely,

/s/ Ramon Fernandez

Ramon Fernandez

Deputy CEO

Chief Financial and Strategy Officer

Orange – SA au capital de 10 595 541 532 € - 78 rue Olivier de Serres - 75505 Paris Cedex 15 - 380 129 866 RCS Paris